AIS

02 OCT 21 AM 9:19

October 7, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

02055530

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 390/2002**

  Subject: Notification of the resolution of the Extraordinary General Meeting of Shareholders No. 2/2002 in respect of change of the Articles of Association of the Company
  Date: October 7, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 10/28

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date October 7, 2002

02 OCT 21

AIS390/2002

October 7, 2002

Re : Notification of the resolution of the Extraordinary General Meeting of Shareholders No. 2/2002 in respect of the amendment of the Articles of Association of the Company

To : The President
The Stock Exchange of Thailand

The Extraordinary General Meeting of Shareholders of Advanced Info Service Plc. (the Company) No.2/2002, held on October 7, 2002, at 10.00 a.m. at the Auditorium Room, 19th Floor, Shinawatra Tower 1, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Approved the Minutes of the Annual Ordinary General Meeting of Shareholders held on April 29, 2002.
2. Approved the amendment to Article 10 of the Company's Articles of Association in order to be in line with the Public Company Act. As follows:

   From the existing statement that read:
   Article 10. The Company shall not own its shares or take them in pledge.

   To the new statement that read:
   Article 10. The Company shall not own its shares or take them in pledge except the following cases:

   (1) The Company may repurchase stocks from shareholders who voted against the resolution of the Shareholders' Meeting approving on the amendment of the Articles of Association of the Company regarding the right of voting and dividends on which the shareholders seem it unfairness.

   (2) The Company may repurchase stocks for the purpose of financial management in case that the Company has retained earnings and excess liquidation and such stocks repurchasing shall not cause the Company facing financial problems.

Provided such shares owned by the Company shall not be constituted a quorum of the Shareholders' Meetings included they shall neither be entitled for voting right nor dividends payment.

The Company shall dispose those repurchased shares of the aforesaid paragraph within the period of time designated by the Company according to Treasury Stock Project. In the event that those repurchased shares being unable to dispose within the designed period of time, the Company shall proceed to decrease the Company's paid up capital by cutting off the registered shares the part of which undisposable.

The repurchasing, disposing and cutting off the registered shares shall be in compliance with the rules and conditions designated by the Ministerial Regulations.

The repurchasing of the said shares shall be approved by the Shareholders' Meeting unless the total amount of those repurchased shares not exceeding 10 per cent of the paid up capital, the Company's Board of Directors shall be authorized to approve such repurchasing.